EXHIBIT 17.2

Gregg Alton
[…]@gmail.com

Jayne McNicol
[…]@gmail.com

Carol Brosgart
[…]@gmail.com

October 13, 2024

Rene Sindlev
Chairman of the Board of Directors of Renovaro Inc.
rs@renovarobio.com

Rene,

We have tried to operate in accordance with good governance. However, you have not called a Board meeting […]. This appears to be you acting as a shareholder. As we have said in the past, if the majority of shareholders wish us to resign, we will resign. However, we were trying to have it done the right way, under SEC rules. We were not trying to hurt the company and we've been helping this company for several years, not just the last eighteen months.

Therefore, we understand from your representations that you have contacted a majority of shareholders and they have voted to change the Board. From what you represent, you have 107 Million shares voting to remove us, hence we are documenting that here. […]

We also understand from your representations that if we are removed, you will be able to fund the company. We believe, based on your representations, that this is in the best interest of all shareholders and will not involve self-dealing. But you have not brought this to the Board to consider. And, you have refused to allow us to evaluate this. You have also threatened legal action against us if we remain on the Board. Therefore, we feel we have no choice and accept being removed from the Board effectively immediately. To clarify and resolve any doubt, we resign from the Board effective immediately.

But to be clear, we agree to this based on your representations. Since we have no information about future plans, our removal and resignation should not be taken as permission for actions taken by a new Board. We do not know what their plans are nor do we approve any plans for which we have no information.

[…]

We have worked long and hard to support the company and the interests of shareholders and wish only for the company’s success.

The best of luck,

Gregg Alton
Carol Brosgart
Jayne McNicol